

pwc

Report of Independent Accountants

To the Board of Directors and Management of
AllianceBernstein Investments Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Alliance Bernstein Investments, Inc (the "Company") for the year ended December 31, 2015 , which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2015. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:
    a. Compared the payment of $38,741 reported on SIPC-7 item 2B on page 1 with the respective cash disbursement records, check number 00326095, obtained from the Company, noting no difference.

       Compared the payment of $36,551 reported on SIPC-7 item 2F on page 1 to Accounts Payable VIP number 15-318775 dated February 25, 2016, obtained from the Company, noting no difference.

2. Compared the Total Revenue amount of $285,899, 605 (rounded to the nearest thousand and including Reimbursements from AB) reported on page 5 of the audited Form X-17A-5 for the year ended December 31, 2015 to the Total revenue amount of $285,899,605 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2015 noting no difference.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared deductions of $255,782,856 on SIPC-7 line 2c(1) "Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products" to the line titled "Total Deductions" on the schedule titled "ABI SIPC Fee Calculation" prepared by the Company, noting no difference.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

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a. Calculations reflected in Form SIPC-7:

    i. Recalculated the mathematical accuracy of the amount deducted in Section 2c on page 2, of $255,782,856, noting no difference;

    ii. Recalculated the mathematical accuracy of the amount in the line titled "SIPC Net Operating Revenues" on page 2, line 2d of $30,116,749, noting no difference: and

    iii. Recalculated the amount in the line titled "General Assessment @ .0025" on page 2, line 2e of $75,292, noting no difference; and

    iv. Recalculated the amount in the line titled "Total assessment balance and interest due (or overpayment carried forward)" on page 1, line 2F of $36,551, noting no difference.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2016